FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2015

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

ENERSIS S.A.

Securities Registration Record N° 175

Santiago, April 28, 2015

Ger. Gen. No.  48/2015

Ref.:   Significant Event

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador General bernardo O’Higgins  N°1449,

Santiago, Chile

Dear Sir,

In accordance with articles 9 and 10, paragraph 2, under Securities Market Law N°18,045, and as established under General Norm N° 30 of the Superintendence, duly authorized on  behalf of Enersis S.A. (“Enersis” or the “Company”), I hereby inform you of the following significant event:

One: The Ordinary Shareholders’ Meeting of Enersis held on April 28, 2015, has appointed a new Board of Directors for a three-year period, comprised of the following persons:

Mr. Jorge Rosenblut

Mr. Francesco Starace

Ms. Francesca Di Carlo

Mr. Alberto De Paoli

Mr. Hernán Somerville S.

Ms. Carolina Schmidt Z.

Mr. Rafael Fernández M.

Two: In the Board of Directors’ Session held today Mr. Jorge Rosenblut was appointed as Chairman of the Board of Directors, Mr. Francesco Starace as Vice-President and Mr. Domingo Valdés P. as Secretary of the Board of Directors.

Three: Similarly, in the aforementioned Board of Directors’ Session, the Board of Directors Committee governed by the Chilean Companies Act Law N° 18,046 and the Sarbanes Oxley Act was appointed, which is formed by the Directors, Messrs. Hernán Somerville S., Carolina Schmidt Z. and Rafael Fernández M.. As required by the Resolution N° 1,956 of the Superintendence, I inform that the three aforementioned persons are independent Directors.

Four: I hereby inform you that the Enersis’ Board of Directors has appointed Mr. Hernán Somerville S. as the Financial Expert of the Board of Directors Committee.

Five: Finally, I hereby inform that the Enersis’ Board of Directors Committee has appointed Mr. Hernán Somerville S. as Chairman and Mr. Domingo Valdés P. as Secretary.

Sincerely yours,

Luca D’Agnese

Chief Executive Officer

c.c.:         Santiago Stock Exchange

                Electronic Stock Exchange

                Valparaíso Stock Exchange

Risk Classification Commission

                 Bondholders Representative

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Luca D’Agnese
--------------------------------------------------

Title: Chief Executive Officer

Date: April 27, 2015